UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Hamilton Lane Private Assets Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Hamilton Lane Advisors, L.L.C.

One Presidential Boulevard, 4th Floor

Bala Cynwyd, Pennsylvania 19004

Telephone Number (including area code):

(610) 617-6461

Name and address of agent for service of process:

Adam B. Shane

Hamilton Lane Advisors, L.L.C.

One Presidential Boulevard, 4th Floor

Bala Cynwyd, Pennsylvania 19004

with a copy to:

Joshua B. Deringer, Esquire

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[ x ]	Yes	[ ]	No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Bala Cynwyd in the Commonwealth of Pennsylvania, as of the 14th day of February, 2020.

Hamilton Lane Private Assets Fund

By:	/s/Adam B. Shane
Name: Adam B. Shane
Title: Initial Trustee

Attest:	/s/Dawn Strohl
Name: Dawn Strohl